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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Greenfield Online, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

395150105
(CUSIP Number)

Alan Fournier c/o Pennant Capital Management, LLC 26 Main Street, Suite 203 Chatham, NJ 07928
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	395150105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pennant Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER

2,036,900

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

2,036,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,036,900

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	395150105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Alan Fournier c/o Pennant Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,036,900

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,036,900

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,036,900

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	395150105

Item 1.	Security and Issuer.

The name of the issuer is Greenfield Online, Inc.., a Delaware corporation (the "Issuer").  The address of the Issuer's offices is 21 River Road, Wilton, Connecticut 06897.  This schedule relates to the Issuer's Common Shares (the "Shares").

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is being filed by Pennant Capital Management, LLC, a Delaware limited liability company (“Pennant Capital”), and Alan Fournier, a United States citizen (each a “Reporting Person” and collectively the “Reporting Persons”).  The principal business address of the Reporting Persons is 26 Main Street, Suite 203, Chatham, NJ 07928.  Pennant Capital serves as the investment manager of Pennant Offshore Partners, Ltd. and Pennant Windward Fund, Ltd., each a Cayman Islands investment fund, and to Pennant Onshore Partners, LP,; Pennant Onshore Qualified, LP, Pennant Spinnaker Fund, LP, and Pennant Windward Fund, LP, each a Delaware investment fund (each a “Fund” and collectively the “Funds”).  Mr. Fournier serves as the managing member of Pennant Capital and is primarily responsible for all investment decisions regarding each Fund’s investment portfolio.  The Shares reported herein are held in the portfolios of the Funds.

(d)	Alan Fournier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Pennant Capital Management, LLC may be deemed to beneficially own 2,036,900 Shares.

As of the date hereof Alan Fournier may be deemed to beneficially own 2,036,900 Shares.

No borrowed funds were used to purchase the Shares reported herein, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only.  The acquisition of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.

The Reporting Persons have no plans or proposals which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer’s charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to, opposition of a buyout offer that the Issuer is contemplating accepting.  In that connection, the Reporting Persons sent a letter to the board of directors of the Issuer, attached hereto as Exhibit C, expressing its disappointment with the valuation provided by a private equity company in its recently announced proposed transaction with the Issuer and urging the Issuer to execute a full auction process in order to obtain the most accurate valuation of the Issuer.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons may be deemed to beneficially own 2,036,900 Shares, or 7.7% of the Shares of the Issuer, based upon the 26,321,442 Shares outstanding as of May 2, 2008, according to the Issuer’s most recent Form 10-Q filing.

Pennant Capital Management, LLC shares the power to vote or direct the vote of 2,036,900 Shares to which this filing relates.

Pennant Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Pennant Capital Management, LLC shares the power to dispose or direct the disposition of the 2,036,900 Shares to which this filing relates.

Pennant Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Pennant Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

Alan Fournier shares the power to vote or direct the vote of 2,036,900 Shares to which this filing relates.

Alan Fournier has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

Alan Fournier shares the power to dispose or direct the disposition of the 2,036,900 Shares to which this filing relates.

Alan Fournier has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

Alan Fournier specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

Each of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, a portion of the Shares reported herein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Funds were all effected in broker transactions as set forth on Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly

Exhibit B: Schedule of Transactions in the Shares of the Issuer

Exhibit C: Letter to the Board of Directors of the Issuer, dated June 26, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2008
(Date)

PENNANT CAPITAL MANAGEMENT, LLC*
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member ALAN FOURNIER* /s/ Alan Fournier

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Stock of Greenfield Online, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

June 27, 2008.

PENNANT CAPITAL MANAGEMENT, LLC
/s/ Alan Fournier
Name: Alan Fournier Title: Managing Member ALAN FOURNIER /s/ Alan Fournier

Exhibit B

TRANSACTIONS IN THE SHARES

Date of Transaction	Number of Shares Purchased/(Sold)	Price of Shares

6/17/2008	700,000	15.0162
6/18/2008	300,000	15.0284
6/18/2008	133,800	15.0300
6/19/2008	166,200	15.0290

Exhibit C

June 26, 2008

Greenfield Online, Inc.
21 River Road
Wilton, CT 06897

Dear Members of the Board of Directors of Greenfield Online, Inc. (the “Company”),

We are writing to express our disappointment with the $15.50 per share valuation for the Company in the recently announced proposed transaction with Quadrangle Group LLC.  While we support selling the Company, we believe the valuation of 8.6x 2008 EBITDA is inadequate as there is minimal capital required to support this EBITDA and more than half of the earnings power is generated by the fast-growing Comparison Shopping business (70% revenue growth last year, while European e-commerce is forecasted to grow by a CAGR of 21-25% through 2011 based on market research from Forrester and eMarketer).  The Quadrangle transaction multiple is inadequate in light of the approximate 20x EBITDA multiple of recent transactions for companies in the comparison shopping business such as CBS’s acquisition of CNET and Providence Equity Partners’ deal for Nextag, as well as the 23x 2008 EBITDA multiple which the public markets afford e-commerce company Amazon.com.

It is imperative that the Board fulfill their fiduciary obligation by executing a full auction process including a wide range of both financial and strategic buyers who could be interested in acquiring the whole Company.  Further, potential buyers of either of the Company’s two distinct segments should be aggressively pursued as part of the auction process such that shareholders can objectively evaluate alternatives to a going private transaction, such as selling only one of the segments and remaining a public entity.

Due to our concerns with the valuation of the transaction and the potential for conflicts to exist with management, we strongly urge the Company to file initial versions of the proxy materials in a timely manner.  Shareholders deserve to know as soon as practicable information related to management’s incentives; specifically, whether any employment agreements or any exceptions to the options treatment alluded to in the Merger Agreement have been or are in the process of being negotiated with current members of Company management.

In conclusion, we have been pleased with the efforts of the Company’s management to this point; including the turnaround of the Survey Solutions business orchestrated by CEO Al Angrisani, the aggressive efforts to grow the Ciao Comparison Shopping business, and the legal separation of the two entities which expands the strategic options available.  However, we are disappointed with the $15.50 Quadrangle valuation and we urge the Board to run an exhaustive auction to achieve the maximum value for shareholders.  We will be closely monitoring the process with a view towards protecting our investors’ best interests.

Sincerely,

Alan P. Fournier
Managing Member
Pennant Capital Management, LLC.

SK 03461 0004 894553